Report of Independent Registered Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that The Dreyfus/Laurel
Funds, Inc. (comprised of Dreyfus Premier Large Company
Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus
Premier Tax Managed Growth
Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Premier
Limited Term Income Fund, Dreyfus Premier Balanced Fund,
Dreyfus Bond Market Index
Fund, Dreyfus Money Market Reserves, Dreyfus Municipal
Reserves, Dreyfus Premier Mid Cap Stock Fund, Dreyfus
BASIC S&P 500 Stock Index Fund,
Dreyfus Disciplined Stock Fund, and Dreyfus Premier
Strategic Income Fund) (collectively the "Funds")
complied with the requirements
of subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of May 31, 2007.
Management is responsible for the
Funds' compliance with those requirements.  Our
responsibility is to express an opinion on management's
assertion about the Funds' compliance based
on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining,
on a test basis,
evidence about the Funds' compliance with those
requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of May 31, 2007 and with respect to agreement
of security purchases
and sales, for the period from March 31, 2007 (the date
of our last examination), through May 31, 2007:
1. 	Examination of Mellon Bank N.A.'s
(the "Custodian") security position reconciliations for
all securities held by sub custodians and in book entry form;
2. 	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by Custodian but not included in 1)
and 2) above;
4. 	Reconciliation between the Funds' accounting
records and the custodian's records as of May 31, 2007
and verified reconciling items;
5.         Confirmation of pending purchases for the
Funds as of May 31, 2007 with brokers, where responses
were not received, and inspection of documentation
corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds
as of May 31, 2007 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of Dreyfus Family of Funds' trade tickets
for seven purchases and eight sales or maturities for the
period March 31, 2007 (the date of our last examination)
through May 31, 2007,
to the books and records of the Funds noting that they had
been accurately recorded and subsequently settled;
8. 	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with
the Custodian's records, where responses were not received,
and inspection of documentation
corresponding to subsequent cash payments;
9.	We reviewed Mellon Global Securities Services Report
on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1,
2006 through December 31,
2006 and noted no negative findings were reported in the
areas of Asset Custody and Control; and
10.	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section IV Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2007 through May 31, 2007.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that The
Dreyfus/Laurel Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31,
2007, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects. This report is intended solely for the information and use of management and the Board of Directors of The
Dreyfus/Laurel Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP


August 29, 2007















August 29, 2007




Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Funds, Inc. (comprised of
Dreyfus Premier Large Company Stock Fund, Dreyfus Premier
Small Cap Value Fund, Dreyfus Premier Tax Managed Growth
Fund, Dreyfus U.S.
Treasury Reserves, Dreyfus Premier Limited Term Income
Fund, Dreyfus Premier Balanced Fund, Dreyfus Bond Market
Index Fund, Dreyfus Money Market
Reserves, Dreyfus Municipal Reserves, Dreyfus Premier Mid
Cap Stock Fund, Dreyfus BASIC S&P 500 Stock Index Fund,
Dreyfus Disciplined Stock
Fund and Dreyfus Premier Strategic Income Fund) (the
"Funds"), is responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment
Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of May 31, 2007 and from
March 31, 2007 through May 31, 2007.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of May 31,
2007 and from March 31, 2007 through May 31, 2007 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.




J. David Officer
President